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Exhibit 12

Exact Sciences Corporation
Computation of Earnings to Fixed Charges
(in thousands)

		Fiscal Year Ended December 31
	Three Months Ended Mar 31 2015
		2014	2013	2012	2011	2010
Earnings:
Pre-tax income from continuing operation	(35,801)	(100,048)	(46,514)	(52,421)	(28,675)	(11,556)
Add: Fixed Charges	$32	$186	$176	$78	$39	$38

Earnings available for fixed charges	$(35,769)	$(99,862)	$(46,338)	$(52,343)	$(28,636)	$(11,518)
Fixed Charges:
Interest expensed and capitalized	11	51	69	41	21	20
Rental expense interest estimate	21	135	107	37	18	18

Total fixed charges	$32	$186	$176	$78	$39	$38

Deficiency of Earnings to Cover Fixed Charges	(35,801)	(100,048)	(46,514)	(52,421)	(28,675)	(11,556)

Ratio of Earnings to Fixed Charges	(1)	(1)	(1)	(1)	(1)	(1)

(1)
During each of these periods, our earnings were less than our fixed charges. The amount of the deficiency for each period is set forth in the above table under the caption "Deficiency of Earnings to Cover Fixed Charges.

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  Exhibit 12
Exact Sciences Corporation Computation of Earnings to Fixed Charges (in thousands)